UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date January 13, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES PUBLICATION OF NOTICES OF MERGER BY ABSORPTION AND DISTRIBUTION OF CERTAIN ASSETS

Bancolombia S.A. ("Bancolombia") announces that, in connection with the procedures aimed to modify the corporate structure of Bancolombia and its subsidiaries by creating a holding company named Grupo Cibest S.A. (“Grupo Cibest”), and the completion of a series of related corporate transactions (the “Corporate Structure Changes”), and in accordance with applicable regulations, the following notices were published in the newspaper El Tiempo today: (i) notice of the merger by absorption by Bancolombia of Sociedad Beneficiaria BC Panamá S.A.S., (ii) notice of distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia S.A. Corporación Financiera to Bancolombia, and (iii) notice of distribution of certain assets and subsidiaries of Bancolombia toGrupo Cibest.

The three notices that were published can be accessed in the following link:www.grupobancolombia.com/investor-relations/investors/grupo-cibest

Important information

Bancolombia has filed a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) to register the common and preferred shares (including the preferred shares to be issued in respect of American depositary shares) to be issued by Grupo Cibest in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries under the U.S. Securities Act. The Form F-4 includes a preliminary prospectus. After the Form F-4 is declared effective by the SEC, the final prospectus will be sent to holders of Bancolombia’s common shares, preferred shares and American depositary shares residing in the United States. Shareholders are encouraged to read the Form F-4, including any amendments thereto, and the other documents Bancolombia files with the SEC in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries because they contain important information about the Corporate Structure Changes of Bancolombia and its subsidiaries.

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The Form F-4 can be found on the SEC's website (www.sec.gov).

Forward looking statements

This release contains statements that may constitute "forward-looking statements." These forwardlooking statements are not based on historical facts but rather represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Words such as "anticipate," "believe," "estimate," "approximate," "expect," "may," "intend," "plan,""predict," "target," "forecast," "guideline,""should," "project," and similar words and expressions are intended to identify forward-looking statements. Actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forwardlooking statements speak only as of the date they are made, and no obligation is assumed to publicly update or revise any forward-looking statement after the date it is made in light of new information,future events, and other factors.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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